SO
3/3/03

VF 2-28-03

03002499

ITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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SEC FILE NUMBER
8-65278

MAIL RECEIVED PROCESSING
FEB 2 6 2003
WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wang Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Washington Street - 10th Floor
(No. and Street)

South Norwalk	Connecticut	06854
(City)	(State)	(Zip code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Meng Yuan Wang 203-956-6885
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name - if individual, state last, first, middle name)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	(Zip Code)

CHECK ONE.

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident m United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to The collection of information contained in this form are not required to respond unless the form displays. a currently valid OMB control number.

MAR 0 7 2003

OATH OR AFFIRMATION

I, Meng Yuan Wang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wang Trading, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Managing Member

Title

Notary Public

My commission expires 04/30/2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claim of creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WANG TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Wang Trading, LLC

We have audited the accompanying statement of financial condition of Wang Trading, LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Wang Trading, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 5, 2003

WANG TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 514,253
Receivable from brokers and dealers	3,327,610
Receivable from members	149,074
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $342,637	874,139
Organizational costs, net of accumulated amortization of $25,012	75,036
Other assets	176,245
TOTAL ASSETS	$5,116,357

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accrued expenses and other liabilities	$ 60,310
Bank overdraft	6,789
	67,099
MEMBERS' CAPITAL	5,049,258
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$5,116,357

The accompanying notes are an integral part of this statement.

WANG TRADING, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Wang Trading, LLC (the "Company") was organized under the Limited Liability Company Act of the State of Delaware, on September 5, 2001 and became registered as a broker-dealer with the Securities and Exchange Commission on June 6, 2002. On July 29, 2002 the Company became registered with the Philadelphia Stock Exchange, Inc and began its trading operations. In this capacity, it executes proprietary transactions that are forwarded, on a fully disclosed basis, to Schonfeld Securities, LLC ("Schonfeld"), the Company's clearing agent, who is also an affiliate of the sole Class C member.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to a joint back office arrangement. This arrangement enables the Company to use Schonfeld's capital to meet its margin requirements. As of December 31, 2002, primarily all of the amounts due from brokers and dealers reflected in the statement of financial condition are amounts due from Schonfeld, and are substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Depreciation is provided for on accelerated methods over the useful lives of the assets. Organization costs are amortized using the straight-line method over 60 months.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles.

3. COMMITMENTS

The Company rents office space in under a lease agreement, which expires during 2006. Minimum future lease payments, exclusive of required payments for increases in real estate tax and other operating costs are as follows:

Year ending December 31,

2007	$ 184,540
2008	187,921
2009	192,395
2010	180,523
Total	$ 745,378

4. DERIVATIVE FINANCIAL INSTRUMENTS

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock, and obligations arising from securities sold, but not yet purchased. The Company's activities include the purchase and sale of derivative financial instruments in the form of equity and index options and futures. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs. All derivative gain or loss resulting from equity positions is reported in net trading income.

5. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

WANG TRADING, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

DECEMBER 31, 2002

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph k(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 since the company has been a registered broker dealer for less than one year. At December 31, 2002, the Company had net capital of $3,764,479, which exceeded the minimum requirement of $100,000 by $3,664,479. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.

8. SUBSEQUENT EVENTS

In January 2003, the Company secured a line of credit with the Class C member in the amount of $2,000,000, which expires December 31, 2003. Borrowings are collateralized by all of the Company's assets. Borrowings under the line of credit bear interest at 10% and the loan is payable on the maturity date, December 31, 2003. As of February 5, 2003, $500,000 has been borrowed under this arrangement.

In addition, the sole Class C member made a capital withdrawal of $322,781 in January 2003, as agreed upon in the Company's operating agreement.

WANG TRADING, LLC

ACCOUNTANT'S SUPPLEMENTARY
REPORT ON
INTERNAL ACCOUNTING CONTROL

YEAR ENDED DECEMBER 31, 2002

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Wang Trading, LLC

In planning and performing our audit of the financial statements of Wang Trading, LLC for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structures.

Also, as required by rule 17a-5 (g)(l) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Wang Trading, LLC that we considered relevant to the objectives stated in Rule 17a-5 (g),(i) in making the periodic computations of net capital under rule 17a-3(a)(11); and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13. We did not review the practices and procedures followed by the Company, (i) in making the periodic computations of the reserve required by rule 15c3-3(e); (ii) in complying with the requirements of prompt payment for securities under section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally

accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Wang Trading, LLC to achieve all the divisions and duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Philadelphia Stock Exchange, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Halpern & Associates, LLC

Weston, Connecticut
February 5, 2003